BP 3/2



07000912

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66030

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cimarron Resources, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2110 Crystal River
(No. and Street)

Kingwood	Texas	77345
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Epps 281-361-0939
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

W. Harris Wooten
(Name – *if individual, state last, first, middle name*)

9219 Katy Freeway, Suite 134	Houston	Texas	77024
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 06 2007
THOMSON
FINANCIAL



SEC RECEIVED
FEB 2007
WASH, D.C.
185
PROCESSING SECTION

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/5/07

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Epps, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cimarron Resources, LLC, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SIGN HERE

Signature

Robert Epps Designated Principal

Title


JESUS MENDOZA
Notary Public, State of Texas
My Commission Expires
August 02, 2009

SIGN HERE

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Cimarron Resources, LLC

Financial Statements and Schedules

December 31, 2006 and 2005

(With Independent Auditor's Report Thereon)

W. HARRIS WOOTEN

CERTIFIED PUBLIC ACCOUNTANT

Independent Auditor's Report

To the Member of
Cimarron Resources, LLC

I have audited the accompanying statements of financial condition of Cimarron Resources, LLC (a Texas Limited Liability Company) as of December 31, 2006 and 2005 and the related statements of income, changes in member capital and cash flows for years ended December 31, 2006 and 2005 that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audits to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cimarron Resources, LLC as of December 31, 2006 and 2005 and the results of its operations and its cash flows for the years ended December 31, 2006 and 2005 in conformity with accounting principles generally accepted in the United States of America.

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I through III is presented for purposes of additional analysis and is not required for a fair presentation of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in my audits of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



W. Harris Wooten, CPA

February 14, 2007

Houston, Texas

9219 Katy Freeway, Suite 134 / Houston, Texas 77024 / (713) 993-8123 / Fax (713) 465-9679 / harris@harriswooten.com

CIMARRON RESOURCES, LLC
Statements of Financial Condition

Assets	December 31, 2006	December 31, 2005
Cash, including interest-bearing deposits	$ 7,837	$ 7,702
	$ 7,837	$ 7,702
Liabilities and Member's Capital		
Accounts payable and accrued expenses	$ -	$ 230
	-	230
Member's capital (note 3)	7,837	6,772
	7,837	6,772
	$ 7,837	$ 7,002

The accompanying notes are an integral part of these financial statements.

CIMARRON RESOURCES, LLC
Statements of Income
For the years ended December 31, 2006 and 2005

	December 31,	
	2006	2005
Revenues:		
Fee income	$ -	$ -
Expenses:		
Insurance	364	369
Professional fees	8,453	6,164
Regulatory fees	3,468	483
	12,285	7,016
Net Income (Loss)	(12,285)	(7,016)

The accompanying notes are an integral part of these financial statements.

CIMARRON RESOURCES, LLC
Statement of Changes in Member's Capital
For the years ended December 31, 2006 and 2005

	Total Member' s Capital
Balance at December 31, 2004	$ 10,288
Net income (loss) for the year ended December 31, 2005	(7,016)
Contribution from member	3,500
Balance at December 31, 2005	$ 6,772
Net income (loss) for the year ended December 31, 2006	(12,285)
Contribution from member	13,350
Balance at December 31, 2006	$ 7,837

The accompanying notes are an integral part of these financial statements.

CIMARRON RESOURCES, LLC
Statements of Cash Flows
For the years ended December 31, 2006 and 2005

	2006	2005
Cash flows from operating activities:		
Net income (loss)	$ (12,285)	$ (7,016)
Adjustments to reconcile net earnings to net cash used in operating activities:		
Changes in assets and liabilities:		
Increase (decrease) in accounts payable and accrued expenses	(230)	(318)
Total adjustments	(230)	(318)
Net cash provided (used) by operating activities	(12,515)	(7,334)
Cash flows used in investing activities:		
Member contribution	13,350	3,500
Net increase (decrease) in cash	835	(3,834)
Cash at beginning of period	7,002	10,836
Cash at end of period	$ 7,837	$ 7,002
Supplemental disclosure of cash flow information - Cash paid during the year for interest	0	0

Cash includes cash and cash equivalents.

The accompanying notes are an integral part of these financial statements.

CIMARRON RESOURCES, LLC

Notes to Financial Statements

December 31, 2006 and 2005

(1) Summary of Significant Accounting Policies

Cimarron Resources, LLC ("Cimarron Resources"), a Texas limited liability company, was formed May 28, 2003, and is a member of the National Association of Securities Dealers, Inc. Cimarron Resources acts primarily as a financial consultant working with clients to obtain financing or as an intermediary in merger, acquisition or private placement transactions.

Cimarron Resources is currently pursuing private placement clients. The sole member of Cimarron Resources plans to continue to fund the company through member contributions and has no plans to discontinue operations.

Depreciation of office equipment is provided using accelerated depreciation methods based on estimated useful lives of five to seven years.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures.

Cimarron Resources is recognized as a single member LLC under the Internal Revenue Code and therefore does not provide for federal income taxes.

(2) Liabilities Subordinated to Claims of Creditors

As of December 31, 2006 and 2005, and for the years ended December 31, 2006 and 2005, Cimarron Resources had no liabilities subordinated to the claims of general creditors.

(3) Minimum Capital Requirements

Cimarron Resources is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Member's capital may be restricted as to payment of distributions if this ratio exceeds 10 to 1. At December 31, 2006 and 2005, Cimarron Resources had net capital of $7,837 and $6,772, respectively, which exceeded its required net capital of $5,000 by $2,837 and $1,772, respectively. Cimarron Resources' ratio of aggregate indebtedness as to net capital was .0000 to 1 and .0340 to 1 at December 31, 2006 and 2005, respectively.

(4) Concentration of Credit Risk

The Company maintains its cash balances in one financial institution located in Houston, Texas. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000. At December 31, 2006 and 2005, the Company did not maintain a cash balance in excess of $100,000.

CIMARRON RESOURCES, LLC

Notes to Financial Statements

December 31, 2006 and 2005

(5) Profit Sharing Plan

On February 15, 2006, the Company established a 401(k) profit sharing plan covering all employees with one year of service over 21 years of age. The Company may, but is not required, to make matching contributions to the Plan. For the year ended December 31, 2006, the Company made no matching contributions to the plan.

(6) Fair Values of Financial Instruments

The following methods and assumptions were used to estimate the fair value of financial instruments:

Cash and cash equivalents – The carrying amount reported in the Statement of Financial Condition for cash and cash equivalents approximate its fair value.

CIMARRON RESOURCES, LLC
Computation of Net Capital Under Rule 15c3-1

As of December 31, 2006 and 2005

	December 31, 2006	December 31, 2005
Net Capital:		
Member's capital	$ 7,837	$ 6,772
Less non-allowable assets:		
Receivables	-	-
Net Capital	7,837	6,772
Net capital requirement	5,000	5,000
Net capital in excess of required amount	2,837	1,772
Net Capital	$ 7,837	$ 6,772
Aggregate indebtedness	-	230
Ratio of aggregate indebtedness to net capital	0.00%	3.40%

Note - This computation differs from the computation of net capital under Rule 15c3-1 as of December 31, 2006, filed by Cimarron Resources LLC with the National Association of Securities Dealers on Part II of Form X-17A-5, as follows:

	Net Capital	Aggregate Indebtedness
As reported on Part II of Form X-17A-5	$ 7,837	$ -
Rounding	-	-
As presented above	$ 7,837	$ -

Schedule II

CIMARRON RESOURCES, LLC

Computation for Determination of Reserve Requirements Under Rule 15c3-3

December 31, 2006

Cimarron Resources, LLC is exempt from the reserve requirements and the related computations for the determination thereof under paragraph (k) (2) (i) of Rule 15c3-3 under the Securities Exchange Act of 1934 as Cimarron Resources carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers and effectuates all financial transactions with customers through unaffiliated clearing organizations.

During the years ended December 31, 2006 and 2005, Cimarron Resources has maintained its compliance with the conditions for exemption specified in paragraph (k) (2) (i) of Rule 15c3-3.

Schedule III

CIMARRON RESOURCES, LLC

Information for Possession or Control Requirements under Rule 15c3-3

December 31, 2006

	Market Value	Number of Items
Customers' fully paid securities and excess margin securities not in Cimarron Resources' possession or control as of December 31, 2006 or which instructions to reduce to possession or control had been issued as of December 31, 2006 but for which the required action was not taken within the time frames specified under Rule 15c3-3.	None	None
Customers' fully paid securities and excess margin securities for which instruction to reduce to possession or control had not been issued as of December 31, 2006 excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	None	None

W. HARRIS WOOTEN

CERTIFIED PUBLIC ACCOUNTANT

Independent Auditor's Report on

Internal Accounting Control

Required by SEC Rule 17a-5

To the Member of
Cimarron Resources, LLC

In planning and performing my audit of the financial statements of Cimarron Resources LLC, a Texas Limited Liability Company, (the Company), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers, or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following: (1) making the quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by rule 17a-13, (2) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

9219 Katy Freeway, Suite 134 / Houston, Texas 77024 / (713) 993-8123 / Fax (713) 465-9679 / harris@harriswooten.com

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a *remote likelihood* that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of the internal control was for the limited purpose described in the first and second paragraphs and *would not necessarily identify* all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the NASD Regulation, Inc., SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



W. Harris Wooten, CPA

February 14, 2007

Houston, Texas

END